Exhibit 28 (h)(20)
AMENDMENT TO
WEBSITE SERVICES AGREEMENT
               AMENDMENT made as of the 1st day of December, 2008, among PERFORMANCE FUNDS TRUST, a Delaware statutory trust (the “Trust”), CITI FUND SERVICES OHIO, INC., an Ohio corporation, formerly known as BISYS Fund Services Ohio, Inc. (“Citi”), and Trustmark Investment Advisors (the “Manager”) to the Website Services Agreement dated July 1, 2004, among the Trust, Citi and the Manager (as previously amended and in effect on the date hereof, the “Agreement”). All capitalized terms used but not defined herein shall have the meanings given to them in the Agreement.
               WHEREAS, the parties wish to enter into this Amendment to the Agreement to change the fees payable by the Trust;
          NOW, THEREFORE, in consideration of the mutual covenants and promises hereinafter contained and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, intending to be legally bound, the Trust and Citi hereby agree as follows:
     1. Amendments.
(a)	The following is added to the end of Section 2.1:
Citi agrees to implement and maintain its standard account access for the Performance Funds website for no additional fee.
(b)	The following is added to the end of Section 1.2:

“The parties agree that Citi need not begin performing any new services, and need not perform any services in a materially different or more burdensome manner (whether due to a change in the Trust’s procedures or a change in applicable law), except upon written agreement by Citi and the Trust and pursuant to mutually acceptable compensation, provided that Citi agrees that it will not request additional compensation if there is no incremental cost or risk to Citi in performing such new services. Citi shall promptly inform the Trust when Citi believes such services could be provided to the Trust. Should the Trust decide not to agree to such additional compensation, then either party may terminate this Agreement by providing the other party ninety (90) days’ written notice within thirty (30) days from the Trust’s decision not to agree to such compensation.”

(c)	The following is added to the end of the first sentence of Section 5.2:

“and provided that travel and lodging expenses incurred by officers and/or employees of Citi who are not Trust officers shall be paid by Citi.”

(d)	The second sentence of Section 10.1 is amended and restated as follows:

“This Agreement will automatically continue for successive one-year periods ending November 30 of each year (each, a “Rollover Term”) unless written notice of non-renewal is provided by one party to the other at least 60 days prior to the end of the Initial Term or Rollover Term, as the case may be.”

(e)	Section 11.5 is deleted in its entirety and replaced with the following:

“This Agreement shall not be assignable by either party without the written consent of the other party; provided however, that Citi may, at its expense and with the advance approval of the Board of Trustees of the Trust (the “Board”), subcontract with any entity or person concerning the provision of services contemplated hereunder (a “Sub-Contractor”). Citi shall not, however, be relieved of any of its obligations under this Agreement by the appointment of a Sub-Contractor or other subcontractor and Citi shall be responsible, to the extent provided in Sections 7 and 9 hereof, for all acts of any Sub-Contractor as if such acts were its own. Should the Trust not consent to the appointment of a subcontractor, then either party may terminate this Agreement by providing the other party ninety (90) days’ written notice by: (i) one (1) week after the next regularly scheduled Board meeting of the Trust or (ii) ninety (90) days from Citi’s request for approval of such subcontractor, whichever occurs later. This Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective successors and assigns.

Citi shall notify the Trust of any change of control of Citi with regard to which Citi senior management is aware, promptly but in any event prior to any change of control of Citi, unless prohibited from so disclosing by agreement or applicable law, in which case Citi shall notify the Trust by at least the next business day after the change of control. Either party may terminate the Agreement by providing written notice within sixty (60) days from the date of receipt of the notice of the change in control, with such termination to be effective within ninety (90) days.”

(f)	All references in Schedule C to Maintenance Fees shall be deleted as such fees shall be deemed to be included in the fees that Citi receives pursuant to the Transfer Agency Agreement.
     2. Representations and Warranties.
(a) The Trust represents (i) that it has full power and authority to enter into and perform this Amendment, (ii) that this Amendment, and all information relating thereto has been presented to and reviewed by the Board, and (iii) that the Board has approved this Amendment.
(b) Citi and the Manager each represents that it has full power and authority to enter into and perform this Amendment.
     3. Miscellaneous.

(a) This Amendment supplements and amends the Agreement. The provisions set forth in this Amendment supersede all prior negotiations, understandings and agreements bearing upon the subject matter covered herein, including any conflicting provisions of the Agreement or any provisions of the Agreement that directly cover or indirectly bear upon matters covered under this Amendment.
(b) Each reference to the Agreement in the Agreement (as it existed prior to this Amendment) and in every other agreement, contract or instrument to which the parties are bound, shall hereafter be construed as a reference to the Agreement as amended by this Amendment. Except as provided in this Amendment, the provisions of the Agreement remain in full force and effect. No amendment or modification to this Amendment shall be valid unless made in writing and executed by both parties hereto.
(c) Paragraph headings in this Amendment are included for convenience only and are not to be used to construe or interpret this Amendment.
(d) This Amendment may be executed in counterparts, each of which shall be an original but all of which, taken together, shall constitute one and the same agreement.

          IN WITNESS WHEREOF, intending to be legally bound, the parties hereto have caused this Amendment to be duly executed all as of the day and year first above written.

PERFORMANCE FUNDS TRUST

By:	/s/ Teresa F Thornhill
Name:	Teresa Thornhill
Title:	President

CITI FUND SERVICES OHIO. INC.

By:	/s/ Fred Naddaff
Name:	Fred Naddaff
Title:	President

TRUSTMARK INVESTMENT ADVISORS

By:	/s/ Doug Ralston
Name:
Title: